Exhibit 99.2

Paris, December 11, 2006

ILOG S.A. – Disclosure of trading in own shares

Name: ILOG S.A.

Share capital: 18,626,709 euros

Register of Commerce and Companies of Créteil B 340 852 458

Registered office: 9 rue de Verdun, BP 85, 94253 Gentilly

Disclosure of trading in own shares on December 7 & 8, 2006 on the Eurolist d’Euronext Paris

	Number of	Weighted	Amount
	purchased	average price	(in euros)
	Shares (1)	(in euros)
December 7, 2006	6,865	9,5662	65,671.96
December 8, 2006	9,854	9,4857	93,472.09
Total	16,719	9,5259	159,144.05
(1)	including shares purchased through derivative financial instrument

Paris, December 15, 2006

Disclosure of trading in own shares between December 11 & 14, 2006 on the Eurolist d’Euronext Paris

	Number of	Weighted	Amount
	purchased	average price	(in euros)
	Shares (1)	(in euros)
December 11, 2006	8,000	9,4817	75,853.60
December 12, 2006	7,579	9,5760	72,576.50
December 13, 2006	8,000	9,4208	75,366.40
December 14, 2006	9,400	9,3940	88,303.60
Total	32,979	9,4681	312,100.10
(2)	including shares purchased through derivative financial instrument